EX-99.d.4
EGA Emerging Global Shares Trust

Fee Waiver and Expense Assumption Agreement

THIS AGREEMENT is made effective as of the 12th day of November 2009, by and between EGA Emerging Global Shares Trust, a Delaware statutory trust (the “Trust”), on behalf of its Emerging Global Shares INDXX India Infrastructure Index Fund, Emerging Global Shares INDXX China Infrastructure Index Fund, Emerging Global Shares INDXX Brazil Infrastructure Index Fund, Emerging Global Shares INDXX India Mid Cap Index Fund, Emerging Global Shares INDXX China Mid Cap Index Fund and Emerging Global Shares INDXX Brazil Mid Cap Index Fund series (each a “Fund” and collectively, the “Funds”), and Emerging Global Advisors, LLC, a Delaware limited liability company (the “Sub-Adviser”).

WHEREAS, the Sub-Adviser has entered into a Sub-Advisory Agreement with the Trust, effective April 17, 2009, as amended on November 12, 2009 to include the Funds, pursuant to which the Sub-Adviser provides investment advice and management services to the Funds for which the Sub-Adviser is compensated based on the average daily net assets of each Fund.

NOW, THEREFORE, in consideration of the mutual promises and agreements herein contained and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

The Sub-Adviser hereby agrees to waive all or a portion of its sub-advisory fees, and, if necessary, to assume certain other expenses (to the extent permitted by the Internal Revenue Code of 1986, as amended) of the Funds, to the extent necessary so that each Fund’s Total Annual Fund Operating Expenses (excluding any taxes, interest, brokerage fees and non-routine expenses), for a period to commence simultaneously with the date of effectiveness of the amendment to the Trust’s registration statement with the U.S. Securities and Exchange Commission to register the Funds, and to continue for a twelve month period thereafter, do not exceed 0.85% of average daily net assets of the Fund.

The Trust, on behalf of each Fund, agrees to repay the Sub-Adviser any fees previously waived or expenses previously assumed for the Fund in later periods; provided, however, that the repayment shall be payable only to the extent that it (1) can be made during the three years following the time at which the Sub-Adviser waived fees or assumed expenses for the Fund under this Agreement, and (2) can be repaid without causing the total annual operating expenses (excluding any taxes, interest, brokerage fees and non-routine expenses) of the Fund to exceed any applicable fee waiver or expense limitation agreement that was in place for the Fund at the time the fees were waived or expenses were assumed.  The Trust agrees to furnish or otherwise make available to the Sub-Adviser such copies of its financial statements, reports, and other information relating to its business and affairs as the Sub-Adviser may, at any time or from time to time, reasonably request in connection with this Agreement.

This Agreement may not be assigned by the Sub-Adviser without the prior consent of the Trust.  This Agreement shall automatically terminate upon the termination of the Sub-Advisory Agreement or, with respect to a Fund, in the event of merger or liquidation of the Fund.

The parties hereto have caused this Agreement to be effective as of the 12th day of November, 2009.

EGA Emerging Global Shares Trust

By: /s/ Robert C. Holderith

Name and Title: Robert C. Holderith President

Emerging Global Advisors, LLC

By: /s/ Robert C. Holderith

Name and Title: Robert C. Holderith  Chief Executive Officer